
MASTERWORKS
AVAILABLE NOW
PIERRE
SOULAGES

Soulages is one of only three artists to have a solo show at the Louvre during their lifetime, **joining Pablo Picasso and Marc Chagall.**

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CONSISTENTLY IN HIGH DEMAND

97% Frequency of Appreciation

Did you know: Soulages' paintings have historically appreciated almost every single time they've returned to auction.

31 repeat sales, across three decades of auction history ('96-'24). And these paintings have gone up in value almost every time.



13.9% ANNUALIZED NET RETURN

Our previous exit beat the S&P 500

When we exited one of his works in 2022, it delivered 13.9% returns after 845 days, beating the S&P's returns of 11.1%.[1]


13.9% IRR[1]

Initial offering size

$990K

Sold for

$1.47M

Net profit from $10K investment

$3,500

Past performance not indicative of future returns. Previous exit not included in set of similar sales to the Live Offering.

HIGHLY STABILE

‘Mature’ Artist Market

Mature artist markets provide a few important things when compared to earlier stage artists: greater **stability, longevity** and **record price growth.**

Soulages is a great example of a ‘mature’ artist market. Here why:

1. **Significant auction track record:** 39 years of history
2. **High auction record:** $20.14M sale in Nov 2021 (including buyer's premium)
3. **High auction turnover:** $92M in the last three years (June ‘21- June ’24)


Artist Market Classification
Pierre Soulages
MATURE
Other Mature Artist Markets
Andy Warhol
Claude Monet
Yayoi Kusama
Pablo Picasso
Vincent Van Gogh

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See the offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, or investment advice. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure on Regulation A Offerings, Risks of Investing, Performance Metrics, Art Market Data, Progress Bar, and more visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Past sales are not indicative of future results.

Masterworks often uses art market price data to compare art pricing trends to other asset classes, such as stock, bonds, real estate, gold and other assets. While Masterworks believes these comparisons can be useful to help potential investors discern long term trends in these asset classes, there are significant limitations to the utility of such comparative data, particularly over shorter time periods, and potential investors are cautioned not to place undue reliance on such data. There are significant differences between art and these other asset classes. For example, many asset categories are far more liquid than artwork. Whereas exchange traded stocks, commodities and precious metals are priced continuously in real time, art prices upon which data is available (i.e. public auctions) are updated only on limited occasions during select months of the year when public auctions are held. As a result, these asset categories may appear to be more volatile than art and will react more quickly to events and market forces than art prices. Several leading asset categories are commoditized, so demand is concentrated on the asset category as a whole as opposed to art, which is fragmented into separate artist markets. In addition, most other asset categories have been securitized or otherwise packaged in various types of financial products and instruments such that large pools of capital can efficiently flow in and out of them with relatively low friction in terms of time, effort and cost. By contrast, despite Masterworks ongoing efforts to make art investable, on the whole, artwork transactions remain far more bespoke and less efficient in terms of time, effort and cost than most other asset categories.

Masterworks has offered investments in over 400 works and realized illustrative annualized net returns of 17.6%, 17.8%, and 21.5% on works held longer than one year (not inclusive of unsold works which may be lower).

Masterworks internally defines an artist's "market rating profile" as the estimated relative variability of price appreciation among artwork sold in a given artist's market in aggregate, as measured by certain self-selected characteristics of the overall auction market for the artist's work. This classification is intended to provide a generalized comparative measure, but is not intended in any way to gauge absolute market risk of an artist, Masterworks securities, or the overall art market. Past results are not indicative of future outcomes. Each artwork is unique. Market rating profile does not measure the expected variability specific to an individual artwork, including price paid for a work and speed of re-sale.

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